                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                            USA Waste Services, Inc.

- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   902917103

- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Lorne D. Bain
                                 Sanifill, Inc.
                         2777 Allen Parkway, Suite 700
                           Houston, Texas 77019-2155
                                 (713) 942-6200

- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 22, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 16 Pages

CUSIP No. 902917103

- --------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Sanifill, Inc.
     76-0279492

- --------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
                                                          (a)  [_]
                                                          (b)  [x]

- --------------------------------------------------------------------------------
(3)  SEC Use Only

- --------------------------------------------------------------------------------
(4)  Source of Funds

     Not Applicable

- --------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                               [ ]

- --------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                Delaware
- --------------------------------------------------------------------------------

Number of             (7)  Sole Voting Power                       -0-
Shares Bene-               _____________________________________________________
ficially              (8)  Shared Voting Power       19,190,437 Shares
Owned by                   _____________________________________________________
Each Report-          (9)  Sole Dispositive Power                  -0-
ing Person                 _____________________________________________________
With                 (10)  Shared Dispositive Power                -0-

- --------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

            19,190,437 Shares

- --------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                               [x]

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            21.7%

- --------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)    CO

                              Page 2 of 16 Pages

ITEM 1.  SECURITY AND ISSUER

     The class of securities to which this statement relates is common stock, par value $.01 per share ("Company Common Stock"), of USA Waste Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5400 LBJ Freeway, Suite 300 - Tower One, Dallas, Texas 75240.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement on Schedule 13D is filed by Sanifill, Inc., a Delaware corporation ("Sanifill"). The principal business of Sanifill is owning and operating nonhazardous waste disposal, treatment, collection, transfer and recycling businesses and complementary operations. Information with respect to the executive officers and directors of Sanifill, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I, which is incorporated in this Schedule 13D by reference. The address of the principal business and office of Sanifill is 2777 Allen Parkway, Suite 700, Houston, Texas 77019. During the last five years, neither Sanifill nor, to the best of Sanifill's knowledge, any executive officer or director of Sanifill has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 3 of 16 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were used in connection with entering into the Irrevocable Proxies, as defined in Item 4 of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     On June 22, 1996, the Company, Quatro Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Subsidiary"), and Sanifill entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Subsidiary would be merged (the "Merger") with and into Sanifill and each outstanding share of common stock of Sanifill, par value $.01 per share ("Sanifill Common Stock"), would be converted into a right to receive
1.7 shares of Company Common Stock. The consummation of the Merger is subject to a number of conditions set forth in the Merger Agreement, including approval of the respective stockholders of Sanifill and the Company and approvals of regulatory authorities.

     The Company and Sanifill have entered into a Confidentiality Agreement, dated June 17, 1996 (the "Confidentiality Agreement") whereby Sanifill has agreed to keep all confidential information with respect to the Company confidential and not to disclose or reveal any such information to any third parties, subject to certain exceptions. In addition, the Confidentiality Agreement prohibits Sanifill and its affiliates, for a period of two years, from
(i) acquiring or offering to acquire beneficial ownership of more than 1% of the voting securities of the Company; (ii) soliciting or encouraging others to solicit proxies with respect to the election of directors of the Company or otherwise for the purpose of acquiring control of the Company, or communicating with or seeking to advise or influence any entity or person with respect to the Company's voting securities; (iii) making a public proposal to the Company concerning a merger or consolidation with, or

                              Page 4 of 16 Pages
acquisition of, the Company or taking any action that would require the Company to make certain public announcements; (iv) otherwise joining or forming a group for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company or encouraging, advising or providing certain assistance to others to do any of the foregoing; or (v) requesting that the board of directors of the Company waive any of the foregoing provisions. The Confidentiality Agreement includes provisions stating that if (x) a third party, other than a third party who is an affiliate or is acting in concert with Sanifill, (1) commences a tender offer for 20% or more of the outstanding shares of the Company's common stock or (2) acquires beneficial ownership of more than 20% of the outstanding shares of the Company's common stock or (y) the Company agrees to a merger, consolidation or other acquisition of itself or an acquisition of all or substantially all of its assets, then provisions (i) through (v) above shall lapse and have no effect.

     Pursuant to seven Agreements and Irrevocable Proxies with each of John E. Drury, Donald F. Moorehead, Jr., David Sutherland-Yoest, Kosti Shirvanian, John
G. Rangos, Sr., Alexander W. Rangos and John Rangos Development Corporation, Inc. (collectively, the "Stockholders" and individually, a "Stockholder"), each such agreement dated June 22, 1996 (collectively, the "Irrevocable Proxies" and individually, an "Irrevocable Proxy"), among Sanifill, the Company and each Stockholder, each Stockholder has granted to Sanifill, with respect to all shares of Company Common Stock beneficially owned by such Stockholder currently and all shares of any other class of capital stock of the Company presently or at any future time owned beneficially or of record by such Stockholder, including any and all securities having voting rights issued or issuable in respect thereof, which such Stockholder is entitled to vote (the "Subject Shares"), an irrevocable proxy to vote the Subject Shares (i) to adopt or approve the Merger Agreement and the

                              Page 5 of 16 Pages

Merger and any transactions contemplated thereby and (ii) to reject any proposal made in opposition to consummation of the Merger or any other action or transaction intended to frustrate or impair the right or ability of the Company, the Subsidiary or Sanifill to consummate the merger. Moreover, each of Messrs. Drury, Moorehead, Sutherland-Yoest and Shirvanian, with respect to such Stockholder's Subject Shares; Mr. John Rangos, with respect to 7,200,000 shares of such Stockholder's Subject Shares; Mr. Alexander Rangos, with respect to 600,000 shares of such Stockholder's Subject Shares; and John Rangos Development Corporation, Inc., with respect to 1,200,000 shares of such Stockholder's Subject Shares, agrees that, at any time prior to the termination of the Irrevocable Proxy or until such Stockholder has satisfied certain conditions, such Stockholder will not sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of such Subject Shares, or grant any proxy, power-of-attorney or other authorization or interest in or with respect to any of such Subject Shares, or deposit any of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Subject Shares. The Irrevocable Proxies terminate on the earliest of (i) the Effective Time, as defined in the Merger Agreement, (ii) the date of termination of the Merger Agreement in accordance with its terms or (iii) the giving of written termination notice by Sanifill.

     Sanifill entered into the Irrevocable Proxies and thereby acquired shared voting power over the Subject Shares, to which this Schedule 13D relates, as an inducement to enter into and consummate the transactions contemplated by the Merger Agreement.

     As part of the Merger Agreement, Rodney R. Proto, President, Chief Operating Officer and Director of Sanifill, will assume these positions at the Company. Mr. Proto and two designees from Sanifill's Board of Directors will join the Company's Board of Directors, which will remain a twelve-person board. Moreover, the Company will move its headquarters to Houston, Texas.

                              Page 6 of 16 Pages

     The filing of this Statement shall not be construed as an admission by Sanifill that, for purposes of Sections 13(d) and 13(g) of the Act, it is the beneficial owner of the Subject Shares to which this Statement on Schedule 13D relates.

     Reference is hereby made to Articles II and III of the Merger Agreement for a description of other transactions or events of the type described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Except as set forth above, Sanifill has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (h) of Item 4 of
Schedule 13D.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference; the Irrevocable Proxies, the full text of each of which is filed as Exhibits 2 to 8 hereto and incorporated herein by reference; and the Confidentiality Agreement, the full text of which is filed as Exhibit 9 hereto and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Company represented in the Merger Agreement that it had outstanding as of June 15, 1996 an aggregate of 88,330,623 shares of Company Common Stock. The number of outstanding shares of Company Common Stock as to which Sanifill shares voting power is 19,190,437 (or approximately 21.7% of the class of such securities), which includes (i) 1,054,938 shares (or approximately 1.9% of the class of such securities) subject to Mr. Drury's Irrevocable Proxy, (ii) 1,650,121 shares (or approximately 1.9% of the class of such securities) subject to Mr. Moorehead's Irrevocable Proxy, (iii) 235,984 shares (or approximately 0.3% of the class of such securities) subject to Mr. Sutherland-Yoest's Irrevocable Proxy, (iv) 6,714,061 shares (or

                              Page 7 of 16 Pages
approximately 7.6% of the class of such securities) subject to Mr. Shirvanian's Irrevocable Proxy, (v) 7,663,911 shares (or approximately 8.7% of the class of such securities) subject to Mr. John Rangos's Irrevocable Proxy, (vi) 661,414 shares (or approximately 0.7% of the class of such securities) subject to Mr. Alexander Rangos's Irrevocable Proxy, and (vii) 1,210,008 shares (or approximately 1.4% of the class of such securities) subject to the Irrevocable Proxy of John Rangos Development Corporation, Inc.

     The Company could be deemed to share voting power to an additional 3,636,546 shares (or approximately 4.1% of the class of such securities) of which the Stockholders have beneficial ownership. Such shares include (i) 435,000 shares issuable pursuant to options exercisable by Mr. Drury within 60 days and 5,176 shares owned by Mr. Drury's spouse; (ii) 369,000 shares issuable pursuant to options exercisable by Mr. Moorehead within 60 days and 228,632 shares owned by Mr. Moorehead's spouse and children; (iii) 179,029 shares issuable pursuant to options exercisable by Mr. Sutherland-Yoest within 60 days and 2,000 shares owned by Mr. Sutherland-Yoest's daughter; (iv) 80,709 shares issuable pursuant to options exercisable by Mr. Alexander Rangos within 60 days; and (v) 2,337,000 shares issuable pursuant to options exercisable by Mr. Shirvanian within 60 days.

     Mr. Larry Martin, Vice Chairman of the Board and Director of Sanifill, is the beneficial owner of and has the sole right to vote and dispose of 53,333 shares of Company Common Stock (or approximately 0.1% of the class of such securities). Mr. Proto is the beneficial owner of and has the sole right to vote and dispose of 1,416 shares of Company Common Stock (or approximately .001% of the class of such securities).

                              Page 8 of 16 Pages

     Except for the 54,749 shares of Company Common Stock held by Messrs. Martin and Proto, which were acquired solely for investment purposes, beneficial ownership of the 19,190,437 shares of Company Common Stock was acquired as described in Item 4, although Sanifill does not admit that, for purposes of Sections 13(d) and 13(g) of the Act, it is the beneficial owner of such shares.

     To the best of Sanifill's knowledge and except as to the shares of Company Common Stock held by Messrs. Martin and Proto, the persons listed on Schedule I in response to Item 2 do not beneficially own any shares of Company Common Stock. The applicable information required by Item 2 with respect to the Stockholders is attached hereto as Schedule II.

     Except as set forth in this Schedule 13D, to the best of Sanifill's knowledge, neither Sanifill nor the persons listed in Schedule I, including Messrs. Martin and Proto, have effected any transaction in Company Common Stock during the past sixty days.

     With respect to the Subject Shares, each Stockholder has the right to receive dividends. The information in Item 4 relating to the right of each Stockholder to dispose or to direct the disposition of the Subject Shares is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The responses to Item 2, Item 3 and Item 4, the Merger Agreement, the Confidentiality Agreements and the Irrevocable Proxies are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     *Exhibit 1  Agreement and Plan of Merger, dated June 22, 1996, by and among
                 USA Waste Services, Inc., Quatro Acquisition Corp. and Sanifill, Inc. (Exhibit 99.2 of the Sanifill, Inc. Current Report on Form 8-K filed on June 25, 1996 (File No. 1-10490) is incorporated by reference).

                              Page 9 of 16 Pages

     Exhibit 2 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. John E. Drury.

     Exhibit 3 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. Donald Moorehead, Jr.

     Exhibit 4 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. David Sutherland-Yoest.

     Exhibit 5 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. Kosti Shirvanian.

     Exhibit 6 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. John Rangos, Sr.

     Exhibit 7 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. Alexander W. Rangos.

     Exhibit 8 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and John Rangos Development Corporation, Inc.

     Exhibit 9 Confidentiality Agreement, dated June 17, 1996, between USA Waste Services, Inc., as the Protected Party, and Sanifill, Inc., as the Recipient.

- -----------------------
*  Incorporated by reference as indicated.

                              Page 10 of 16 Pages

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 1996

                              SANIFILL, INC.



                              By:        /s/ H. STEVEN WALTON
                                  ----------------------------------------------
                                         H. Steven Walton
                                         Vice President and General Counsel

                              Page 11 of 16 Pages

                                                                      SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS
                               OF SANIFILL, INC.

          For each director and executive officer of Sanifill, the following table sets forth the name, business address and present principal occupation or employment and the organization in which such employment is conducted. Unless otherwise indicated below, each such person is a citizen of the United States of America, the business address of each such person is c/o Sanifill, Inc., 2777 Allen Parkway, Suite 700, Houston, Texas 77019-2155, and each listed position is with Sanifill.


                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                             BUSINESS ADDRESS
- ----                              ----------------------------------------------
Lorne D. Bain                     Chairman of the Board, Chief Executive Officer
                                  and Director.

Larry J. Martin                   Vice Chairman of the Board and Director.

Rodney R. Proto                   President, Chief Operating Officer and
                                  Director.

Ralph F. Cox                      Director. Mr. Cox is a management consultant.
                                  His business address is 2401 Fountainview,
                                  Suite 910, Houston, Texas 77057. He serves as
                                  a director of Bonneville Pacific Corporation,
                                  an independent power company, of Daniel
                                  Industries, Inc., which manufactures oil and
                                  gas measurement and flow control equipment, of
                                  Rio Grande, Inc., a petroleum exploration and
                                  production company, and of CH2M Hill, a
                                  consulting engineering firm. Mr. Cox also
                                  serves as an Independent Trustee for The
                                  Fidelity Group of Funds.

Robert G. Jones                   Director. Mr. Jones is a First Vice
                                  President/Investments of Prudential Securities
                                  Incorporated, One Lake Shore Drive, # 1500,
                                  Lake Charles, Louisiana 70629.

Raymond C. Loehr                  Director. Dr. Loehr is a Professor of Civil
                                  Engineering in the Environmental and Water
                                  Resources Engineering Program at The
                                  University of Texas, where he is the head of
                                  the Environmental Solutions Program. His
                                  business address is Civil Engineering
                                  Department, 9.102 ECJ Hall, University of
                                  Texas at Austin, Austin, Texas 78712.

                              Page 12 of 16 Pages

William J. Lynch                  Director. Mr. Lynch is a Managing Director of
                                  Capstone Partners, LLC, a venture capital firm. His business address is 1155 Avenue of the Americas, Suite 2800, New York, New York
                                  10036.

William J. Razzouk                Director. Until June 21, 1996, Mr. Razzouk was
                                  the President of America Online, Inc.

Alfred C. Warrington, IV          Director. Since June 1992, Mr. Warrington has
                                  served as Vice Chairman of House of Cheatham, Inc., a company that manufactures and markets health and beauty aids.

J. Chris Brewster                 Vice President and Chief Financial Officer.

H. Steven Walton                  Vice President--Government Affairs, General
                                  Counsel and Secretary.

Charles E. Williams               Vice President--Environmental Engineering.

                              Page 13 of 16 Pages

                                                                     SCHEDULE II


                                  STOCKHOLDERS

          For each Stockholder, as defined in Item 4, other than John Rangos Development Corporation, Inc., the following table sets forth the name, business address and present principal occupation or employment and the organization in which such employment is conducted. For John Rangos Development Corporation, Inc., the table sets forth the state or other place of its organization, its principal business, and the address of its principal business and office. The table was prepared based on information provided by the Company in the Company's Joint Proxy Statement and Prospectus, dated April 2, 1996. Unless otherwise indicated below, each Stockholder is a citizen of the United States of America, the business address of each such Stockholder is c/o USA Waste Services, Inc., 5400 LBJ Freeway, Suite 300 - Tower One, Dallas, Texas 75240, and each listed position is with the Company. To Sanifill's knowledge and unless otherwise indicated below, no Stockholder has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                             BUSINESS ADDRESS
- ----                              ----------------------------------------------
John E. Drury                     Chairman of the Board, Chief Executive Officer
                                  and Director of the Company.

Donald F. Moorehead, Jr.          Vice Chairman of the Board and Director of the
                                  Company.

David Sutherland-Yoest            President and Director of the Company.

John G. Rangos, Sr.               Director of the Company. Mr. Rangos is
                                  currently retired. His address is c/o USA
                                  Waste Services, Inc., 10700 Frankstown Road,
                                  Pittsburgh, Pennsylvania 15235. In connection
                                  with the settlement of the investigation by
                                  the Securities and Exchange Commission (the
                                  "Commission") with respect to the accounting
                                  method and the accuracy of the financial
                                  statements of Chambers Development Company,
                                  Inc. ("Chambers"), of which Mr. Rangos was
                                  Chairman and Chief Executive Officer, on May
                                  9, 1995, the Commission instituted
                                  administrative proceedings against Mr. Rangos
                                  and three other individuals who had been or
                                  were at that time

                              Page 14 of 16 Pages
                                  officers of Chambers. The Commission found, inter alia, that Mr. Rangos was a cause of Chambers's violations of the reporting, internal controls and record-keeping provisions of the Act. Mr. Rangos consented to the issuance of a cease and desist order without admitting or denying the Commission's findings.

Alexander Rangos                  Vice Chairman of the Board and Director of the
                                  Company.

John Rangos Development           The state of organization of John Rangos
Corporation, Inc.                 Development Corporation, Inc. is Pennsylvania.
                                  Its principal business is as a holding
                                  company. The address of its principal office is 10700 Frankstown Road, Pittsburgh,
                                  Pennsylvania 15235.

Kosti Shirvanian                  Director. Mr. Shirvanian is the Chairman of
                                  the Board of Directors, President and Chief
                                  Executive Officer of Western Waste Industries,
                                  21061 S. Western Avenue, Torrance, California
                                  90501. Western Waste Industries is a wholly owned subsidiary of the Company.

                              Page 15 of 16 Pages

                                 EXHIBIT INDEX

*Exhibit 1  Agreement and Plan of Merger, dated June 22, 1996, by and among USA
            Waste Services, Inc., Quatro Acquisition Corp. and Sanifill, Inc. (Exhibit 99.2 of the Sanifill, Inc. Current Report on Form 8-K filed on June 25, 1996 (File No. 1-10490) is incorporated by reference).

Exhibit 2 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. John E. Drury.

Exhibit 3 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. Donald Moorehead, Jr.

Exhibit 4 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. David Sutherland-Yoest.

Exhibit 5 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. Kosti Shirvanian.

Exhibit 6 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. John Rangos, Sr.

Exhibit 7 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and Mr. Alexander W. Rangos.

Exhibit 8 Agreement and Irrevocable Proxy, dated June 22, 1996, among USA Waste Services, Inc., Sanifill, Inc. and John Rangos Development Corporation, Inc.

Exhibit 9 Confidentiality Agreement, dated June 17, 1996, between USA Waste Services, Inc., as the Protected Party, and Sanifill, Inc., as the Recipient.

- ---------------------
*  Incorporated by reference as indicated.

                              Page 16 of 16 Pages